Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

May 31, 2002






Dear Sir/Madam:

We have read the five paragraphs of Item 4 included in the Form 8-K dated May 31, 2002 of MTS Systems Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,




Arthur Andersen LLP

cc: Susan E. Knight, Chief Financial Officer, MTS Systems Corporation